                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of February, 2003



                                ALTO PALERMO S.A.
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F [X]     Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]     No [X]

                    ALTO PALERMO S.A. (APSA) (THE "COMPANY")

                               REPORT ON FORM 6-K

     Attached is a copy of the following letters filed with the Bolsa de Comercio de Buenos Aires and with the Comision Nacional de Valores on February 11, 2003: (i) letter dated on February 11, 2003, with the report for the period ended on December 31, 2002, and (ii) letter dated on February 11, 2003 related to the quarterly financial statements for the period ended on December 31, 2002.

(i) By letter dated February 11, 2003, the Company filed the report for the six month period ended on December 31, 2002 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such six month period reflects earnings in the amount of Ps. 52,772,835.



(ii) By letter dated February 11, 2003 the Company handed in the following documents:

o    Quarterly Financial Statements for the period ended December 31, 2002.
o    Supervisory Committee Report
o    Auditor's Report
o    Complementary information
o    Copy of the Board Resolution Minute approving the above mentioned documents
o    Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550

                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                                        ALTO PALERMO S.A. (APSA)


                                        By: /S/ Saul Zang
                                            Name: Saul Zang
                                            Title: Director







Dated: February 11, 2003